Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS
EDWARD D. HERLIHY

DANIEL A. NEFF
ERIC M. ROTH
ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL
DAVID M. SILK

ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN
STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST
DAVID E. KAHAN

DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON**	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

September 23, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Duc Dang
Special Counsel
United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Gaming and Leisure Properties, Inc.

Amendment No. 2 to

Registration Statement on Form S-11

Filed August 30, 2013

File No. 333-188608

Dear Mr. Dang:

On behalf of our client Gaming and Leisure Properties, Inc. (the “Company” or “GLPI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated September 19, 2013, with respect to Amendment No. 2 to the Company’s registration statement on Form S-11 (Registration No. 333-188608) filed with the Commission on August 30, 2013 (the “Registration Statement”).

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version filed on August 30, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.  All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

GLPI Unaudited Pro Forma And Forecasted Consolidated Financial Statements

Unaudited Forecasted Consolidated Income Statement, page 77

1.                                      We note your response to our prior comment five.  We remain unclear how your current presentation complies with the requirements of paragraph 8.06 of the AICPA Guide for Prospective Financial Information.  Specifically, we are unclear how your presentation of “gaming, food and beverage revenues, net of promotional allowances” and “TRSs operating expenses” as single line items in the unaudited forecasted consolidated income statement is consistent with the format that would be presented in the historical financial statements.  Please revise your presentation to provide separate disclosure of each significant revenue and expense line item related to your operating casinos in accordance with Rule 5-03 of Regulation S-X or explain to us why no revision is necessary.

Response:  The disclosure on page 78 of Amendment No. 3 has been revised in response to the Staff’s comment.

2.                                      We note your disclosure that your forecasted results include 2.5 months of rental income from two facilities currently under construction.  We further note your disclosure that your forecasted results include a full year of rental income related to a casino which may be forced to close as early as July 2014.  Please revise your disclosure to quantify the amount of rental revenue included for each of these casinos.

Response:  The disclosure on page 80 of Amendment No. 3 has been revised in response to the Staff’s comment.

Note 2 — Forecasted Adjustments

Footnote (B), page 83

3.                                      We note your disclosure that you have assumed net revenues and operating expenses at certain casinos will decrease as a result of items such as increased competition and reductions in gaming taxes.  Please revise your disclosure to quantify the assumptions used in preparing your forecast.

Response:  The disclosure on pages 84 and 85 of Amendment No. 3 has been revised in response to the Staff’s comment.

Note 3-Pro Forma Adjustments

Footnote (I), page 85

4.                                      We note your response to our prior comment 9.  Please revise your disclosure to clearly state, if true, that the purpose of this adjustment is to reflect proceeds from the issuance of debt that will be remitted to Penn.  In your revised disclosure please indicate that this transaction will occur immediately prior to the spin off transaction.  Finally, please revise your disclosure on page 76 to include a more detailed discussion of how the company intends to account for the spin off transactions.

Response:  The disclosure on pages 77 and 86 of Amendment No. 3 has been revised in response to the Staff’s comment.

Footnote (O), page 85

5.                                      Please tell us how this adjustment is factually supportable.

Response:  The Company advises the staff that the $25 million of transaction costs primarily represents the Company’s best estimate of real estate transfer taxes and, to a lesser extent, legal and professional fees that are directly attributable to the Spin-Off.  Because these amounts are based on estimates, the Company has concluded they are not factually supportable and as such has removed this adjustment from the Pro Forma Balance Sheet.

Note 6 — Significant changes in Financial Position, page 87

6.                                      We note your disclosure that you have forecasted that GLPI will pay dividends at $210.9 million during the twelve months ended October 31, 2014.  Please tell us, and revise your dividend policy to include a detailed explanation of your rational basis for this forecasted dividend.

Response:  The disclosure on pages 56 and 88 of Amendment No. 3 has been revised in response to the Staff’s comment.

Discussion of Historical Operations of GLPI’s TRSs, page 94

Financial Results, page 94

7.                                      In your amended filing please update your financial results to include a discussion of the interim information included in your financial statements.

Response:  The disclosure on page 95 of Amendment No. 3 has been revised in response to the Staff’s comment.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1362 or Daniel A. Neff at (212) 403-1218.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Scott W. Golenbock
Scott W. Golenbock

Enclosures

cc:                                          William J. Clifford, Chief Financial Officer (Gaming and Leisure Properties, Inc.)